Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yinglisolar.com

www.yinglisolar.com

YINGLISOLAR.COM NYSE:YGE

January 24, 2014

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Staff Accountant
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Yingli Green Energy Holding Company Limited
Form 20-F for the Year Ended December 31, 2012

Filed April 23, 2013

File No. 001-33469

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 9, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).

We set forth below our response to the comments contained in the Staff’s letter.  For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1.                                      We note your response to prior comment 1. Please tell us whether the quantities under the purchase commitments are fixed. Further explain how you considered the terms of your purchase commitments in developing the amount of your charge. For example, please explain whether the charge was calculated based on quantities that were required to be purchased and amounts due on take or pay arrangements or whether the charge was based on other amounts, and if so, please explain how you determined those amounts.

The Company respectfully advises the Staff that the long-term polysilicon supply contracts (“LTAs”) the Company has with two out of three polysilicon vendors (“Vendor A” and “Vendor C”) are “take or pay” contracts, whereas LTAs with the remaining one (“Vendor B”) is not.  The Company further advises the Staff that the quantities under the purchase commitments of all the LTAs are fixed.  As described in the Company’s response to the Staff on December 20, 2013, the Company negotiated and executed amendments for current purchases on a quarterly or monthly basis with Vendor A and Vendor B in 2012. As the result of such monthly or quarterly negotiations, (i) Vendor A agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price in exchange for the Company’s agreement to purchase additional quantities in such month or quarter so that the total contract amount under the LTAs remain unchanged for such month or quarter; and (ii) Vendor B agreed to deliver additional quantities to the Company for free during the relevant month or quarter  in exchange for the Company’s agreement to purchase the stated quantity at the stated price under the LTA for such month or quarter, which cumulatively resulted in the Company purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price and significantly lower than the stated price under the LTAs during such month or quarter.  The Company has considered all the aforementioned factors in developing the amount of the estimated loss contingencies, specifically on the quantities that were required to be purchased under the LTAs.

2.              Further, please tell us the current status of the loss contingency.

The Company respectfully advises the Staff that the Company’s loss contingency as of December 31, 2012 related to LTAs that the Company entered into with three polysilicon vendors.

Throughout 2013, the Company continued to negotiate and execute amendments for current purchases on a quarterly or monthly basis with Vendor A and Vendor B and obtained price concessions that allowed the Company to purchase polysilicon at renegotiated prices that were close to market price and significantly lower than the stated contract prices under the LTAs with these vendors. This was substantially the same business practice that the Company engaged in with Vendor A and Vendor B in 2012, which the Company described in its response to the Staff on December 20, 2013.

In the course of 2013, the Company also continued to negotiate with Vendor A and Vendor B for an overall amendment to each LTA with such vendors to eliminate fixed price arrangements. In October 2013, the Company entered into agreements with Vendor A to amend its LTAs and include a price adjustment mechanism that allows the Company and Vendor A to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price. The Company has not reached similar agreement with Vendor B, but Vendor B orally confirmed on a conference call with the

Company in November 2013 that it expected to continue to negotiate and execute amendments for current purchases at renegotiated prices to be determined by reference to market price on a quarterly or monthly basis with the Company and it did not seek to take any legal action against the Company under its LTAs. The Company failed, however, to accept deliveries from Vendor B for a total of six months in 2012 and 2013 under the LTAs as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s overall best interest not to accept those deliveries when they were due. As a result, Vendor B claimed that it had forfeited certain advance payments made by the Company under the LTAs and it reserved its right to claim damages resulting from such failure to accept deliveries by the Company. Notwithstanding the Company’s failure to accept deliveries for six months and Vendor B’s claim as described above, the Company and Vendor B continued their monthly or quarterly negotiations and the Company has accepted deliveries from Vendor B after its failure to accept deliveries in those six months.

The Company entered into a LTA with Vendor C in March 2011. While the original LTA with Vendor C provided for purchases starting from 2013, the LTA was subsequently amended in November 2011, April 2012, September 2012 and January 2013 to add purchases in 2012 at prices close to market price. The Company accepted and paid for most deliveries in 2012 under the amended LTA but did not accept any delivery thereafter due to the enormous uncertainty brought by anti-dumping and anti-subsidy investigations (the “Investigations”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in July 2012. The Company has engaged in continuous negotiations with Vendor C to revise the purchase prices specified in the LTA for deliveries starting from 2013 and the return of certain of the Company’s advanced payment balance. The Company had several meetings with Vendor C in 2013 and, in its latest letter to the Company in December 2013, Vendor C stated that it is committed to attempting to find a mutually satisfactory solution to the commercial issues to keep the Company as a valued customer and will try to find a resolution that will ensure long term success for both itself and the Company in the solar industry. Vendor C also stated that, due to the enormous uncertainty brought by the Investigations, it is not yet ready to discuss any binding alternative solutions until a final resolution of the Investigations is made by the MOFCOM and it would not take legal action against the Company under the LTA before such final resolution is made. On January 20, 2014, MOFCOM announced its final resolution of the Investigations and the Chinese government decided to impose anti-dumping and anti-subsidy duties on polysilicon imported from the U.S. and South Korea. The Company expects to resume negotiations regarding binding alternative solutions to the outstanding issues under the LTA with Vendor C soon.

The Company respectfully advises the Staff that it is re-assessing the probability of the incurrence of a loss under its LTAs based on all developments since December 31, 2012 as described above and will make appropriate adjustment to its accrual for loss contingency related to the inventory purchase commitments as of December 31, 2013 in accordance with the requirements of ASC 450-20, Loss Contingencies.

*  *  *  *  *

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:                                Leiming Chen, Esq.

Simpson Thacher & Bartlett LLP

Francis Duan

KPMG